UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 28, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Orchard Enterprises, Inc.

File No. 0-51761 - CF# 24049

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The Orchard Enterprises, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2009, as amended, with fewer redactions from the same Exhibits on September 25, 2009.

Based on representations by The Orchard Enterprises, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2011
Exhibit 10.2	through March 31, 2011
Exhibit 10.3	through March 31, 2011
Exhibit 10.4	through March 31, 2011
Exhibit 10.5	through March 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel